ENTOURAGE MINING LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

For The Three and Nine Month Periods Ending September 30, 2010

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for the three and nine month periods ending September 30, 2010. The following information should be read in conjunction with the accompanying unaudited interim financial statements and notes.

1.1      Date of Report

The following Management Discussion and Analysis (“MD&A”) for Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) is prepared as of November 25, 2010 and should be read in conjunction with the interim financial statements and related notes for the three and nine months ended September 30, 2010 and the audited consolidated financials statements and related notes for the year ended December 31, 2009. Except as noted, all dollar amounts contained in this discussion and analysis and in the financial statements are in Canadian dollars.

Forward-Looking Statements

This MD&A contains certain statements that may be deemed “forward-looking statements”. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.2      Nature of Business and Overall Performance

Entourage Mining Ltd. was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-The-Counter Bulletin Board in the United States under the symbol ETGMF. The Company is a reporting issuer in both the United States and in British Columbia.

We had one subsidiary company, Entourage USA Inc., domiciled in Carson City, Nevada. This subsidiary was used to acquire additional exploration properties in the United States of America. The charter of Entourage USA was not renewed in 2009 and the subsidiary was allowed to lapse.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently has a mineral property option agreement to acquire:

  An unencumbered 100% interest in the Pires Gold Project located in Goias State, Central Brazil;

and has acquired:

  An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reverse split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; during the period ended September 30, 2010, shareholders of the Company approved the change of its authorized share capital to unlimited. The Company trades on the Over-The-Counter Bulletin Board under the symbol ENMGF.

Mineral Projects

The Pires Gold Project (Brazil)

Pires Property Description

The Company is exploring for Sediment Hosted Vein gold deposits on 8 mineral licenses covering approximately 12,000 hectares in southern Goiás State, Brazil. The Pires Gold Project (“Pires”) originally consisted of 5 mineral licenses covering more than 8,500 hectares (21,000 acres) located 2.5 hours drive on a paved highway that crosses the licenses from Brasilia (the capital of Brazil) and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claim blocks surrounding the original land package. The property is rectangular in shape and is approximately 8 kilometers long and 5 kilometers wide.

The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Pires Property Agreements

On June 17, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes, a private Brazilian company, wherein the Company acquired an option to acquire a 100% interest in the Pires Gold Project.

Terms of the Pires Option agreement are as follows:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
	(A)	USD $25,000 within seven days of the execution of the Agreement (paid), and
	(B)	USD$25,000 within 45 days of the execution of the Agreement (paid); and
(ii)	incur not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred); and
(iii)	Entourage agrees to pay an additional $10,000 USD (paid) upon approval of the (National Production of Mineral Development) DNPM of the new license covering the Garimpo area.

To earn an additional 20% (60% Total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

incur not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue the Optionor 100,000 common shares of the Company on or before January 16, 2011 (subject to any regulatory approvals required), and
(ii)	incur up to USD $1,000,000 to complete and submit a final report by January 16, 2012, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement.)

Option to Purchase 25% (100% Total) (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

On February 18, 2010 the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp. (“Ansell”), a TSX Venture listed company, pursuant to which Ansell proposes to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Arrangement”) under the British Columbia Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company’s shareholders.

Pursuant to the terms of the LOI, Ansell agreed to: (a) advance no less than US $200,000 (advanced) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property May 31, 2010 work commitment; and (b) advance the Company $75,000 (advanced) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. This interest is returnable at the option of Entourage whereby Entourage must repay the advances to Ansell within 12 months of the notification not to proceed with the arrangement by the issuance of up to 50% of the advance in common shares based on the average 10 day trading price and the balance payable in cash. On July 14, 2010, the Company was notified by Ansell that it would not be proceeding with the “Plan of Arrangement” entered into on February 18, 2010.

Pires Exploration Activities

The Pires exploration program began with due diligence replication of reported highly enriched gold float samples. Entourage has collected float quartz vein, outcrop and soil samples with enriched gold concentrations. The five highest gold (Au) values to date are 405 grams per tonne (g/t), 297 g/t, 114, g/t, 80 g/t, 77 g/t, 70 g/t and 55 g/t (analyses completed at SGS-Geosol and Intertek Laboratories in Brazil, and ACME Analytical Laboratory in Canada). These highly enriched samples were collected from different parts of the property located up to 15 km apart on strike. Hand trenching has succeeded in exposing some of these occurrences as undeformed quartz veins in or close to bedrock near the float samples, and locally abundant concentrations suggest that other samples are also proximal to source.

The Pires Property covers metasedimentary strata that were deformed during the Neoproterozoic compressional event that formed the Brasilia thrust belt. Syn-deformational quartz veins and boudins comprise one of the two deposit types targeted for exploration on the Pires Property. Post deformational quartz veins carrying high values of gold possibly associated with the regional Transbrasiliano extensional event in the latest Neoproterozoic are the second deposit type targeted at Pires. Mineralization of the second, undeformed extensional quartz vein type is described in 2 places on the Property (the Garimpo, and Point 1 areas) located more than 13 km apart. To date, no mineral resource or reserves have been defined on the Property. The Pires Property merits further exploration and a two-phase program is recommended herein. Phase 1 includes: continuing surface sampling in unsampled or minimally sampled areas of the Property; completion of ongoing structural and geological mapping; surface geochemistry; hand trenching; a ground magnetic test grid; and 450 m of drilling. The estimated budget of the recommended Phase 1 program is CDN$220,500. Phase 1 was completed in early summer of 2010 which included drilling of 550 metres. Phase 2 requires further exploration work estimated at CDN$580,000. The largest recommended expenditure for Phase 2 is drilling to test an assumed 3 or 4 target areas. Please refer to the National Instrument 43-101 compliant report on the Pires property filed on SEDAR and EDGAR on February 17, 2010.

Future Exploration and Development

The Company is seeking financing for Phase 2 exploration on the Pires Gold Project.

The Doran Uranium Prospect (Quebec)

Doran Uranium Property Description

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2,473 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 109 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north. Locally this area is known as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 meters with elevation ranging from sea level to 100 meters. All mineralized areas of interest are located comfortably above sea and river levels.

The climate around the property area is characterized by long winters, generally extending from late October until mid-April.

Doran Uranium Property Agreements

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – see below); and
d.

$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project The Company has earned 100% interest of the property subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

On February 13, 2007, the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property). The TSX Venture Exchange approved this transaction on May 30, 2007. The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of September 30, 2010, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Claim Status

All claims of the Doran Uranium Project are in good standing; furthermore, the Corporation has $1,335,273 in excess work credits (Dépenses Acceptées) that will be applied in increments of $1,200 per claim as the claims approach renewal; this will enable the Corporation to keep the claims in good standing to 2013 and beyond.

Doran Uranium Project Exploration Activities

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. In April 2007, an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, we advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. Our option agreement on the Doran property requires that we expend $300,000 in year two of the agreement.

We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.

On May 11, 2007, the Company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273 meters of diamond drilling and 1,158 samples were analyzed representing 2,469 linear meters or 75% of the drill hole length. The results of our Phase II drilling campaign were reported August 23, 2007. A sample of the results are as follows:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17, 17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & the Fall of 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Former Senior Project Geologist, Michel Proulx M. Sc. (P.Geo. and a qualified person, as that term is defined in Canadian Mining National Instrument 43-101 policy) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behavior of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

The Fall of 2007 drilling campaign was completed in early November of that year. The program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing.

This campaign was designed to further delineate the Doran Showing where we drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot

Results from this drill campaign were announced on February 4, 2008. The Fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

In total, over 6,000 meters have been completed on the Doran property by our company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

For further information on the Doran Property, please refer to the 43-101 Technical Report dated February 19, 2009 located on our website at www.entouragemining.com.

Future Exploration and Development

Due to a recent increase in uranium spot prices, the Company is seeking financing to resume exploration on the Doran Uranium Project. Since the Company has fulfilled the terms of the original sub-agreement with the vendor, there is no further required work commitment.

1.3      Selected Annual Information

N/A

1.4      Results of Operations for the Nine Month Period ended September 30, 2010

The Company’s loss (as well as operating expenses) for the nine month period ended September 30, 2010 (“Q3-2010”) totaled $338,053 or $0.04 per share compared to $266,872 or $0.04 per share for the nine month period ended September 30, 2009 (“Q3-2009”). The losses during interim Q3-2010 were higher mainly due to:

  Mineral property costs increased from $89,321 for Q3-2009 to $153,275 for Q3-2010. This increase was due to exploration expenditures on the Pires Gold Project in Brazil completed during the period.
  Office and sundry increased from $26,314 for Q3-2009 to $49,186 for Q3-2010 due to the increase in corporate activity the Company incurred during the period which includes mineral property exploration and the Ansell Letter of Intent.
  Professional fees decreased from $90,236 for Q3-2009 to $61,597 for Q3-2010. This decrease was due to the legal expenses incurred for the acquisition of the Pires Gold Project in June 2009 and the Ansell Letter of Intent.

Results of Operations for the Three Month Period ended September 30, 2010

The Company’s loss (as well as operating expenses) for the three month period ended September 30, 2010 (“Interim 2010”) totaled $70,681 or $0.01 per share compared to $121,284 or $0.01 per share for the three month period ended September 30, 2009 (“Interim 2009”). The losses during Interim 2010 were lower mainly due to:

  Mineral property costs decreased from $45,250 for Interim 2009 to $22,766 for Interim 2010. This decrease was due to the reduction of exploration expenditures on the Pires Gold Project in Brazil completed during the quarter.
  Professional fees decreased from $47,351 for Interim 2009 to $8,999 for Interim 2010. This decrease was to the legal expenses incurred for the acquisition of the Pires Gold Project in June 2009.

Overall, the Company’s operating expenses increased as compared to the prior period due to the mineral exploration activity that occurred during the three and nine month periods ended September 30, 2010. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements.

1.5      Summary of Quarterly Results

In Canadian dollars

	2010	2010	2010	2009	2009	2009	2009	2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss	$70,681	$130,316	$137,056	$460,811	$121,284	$99,882	$45,706	$30,055
Loss per share	$0.01	$0.03	$0.02	$0.07	$0.02	$0.01	$0.01	$0.00
Net loss	$70,681	$130,316	$137,056	$460,811	$121,284	$99,882	45,706	$30,055
Net loss per share	$0.01	$0.01	$0.02	$0.07	$0.02	$0.01	$0.01	$0.00

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

NOTE: Effective March 6, 2009, the Company completed a reverse split of its shares of common shares at a ratio of one new share for every ten old share held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding as well as the basic and diluted loss per share have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

1.6      Liquidity

As of the date of this report, we have yet to generate any revenues from our business operations.

On September 30, 2010, the Company had $6,254 in cash compared to $2,212 on December 31, 2009. On September 30, 2010 the Company had a working capital deficiency of $189,757 compared to a working capital deficiency of $239,318 on December 31, 2009.

During the period ended September 30, 2010, the Company closed a private placement of 1,613,162 units (at a price of US$0.15 per unit) for proceeds of US$241,974. Each unit consisted of one common share and one share purchase warrant exercisable on or before February 18, 2011 at a price of US$0.25 per share. During the period ended September 30, 2010, 771,248 shares were issued pursuant to the exercise of warrants at US$0.20 per share.

The Company does not need any funds in the near future for the exploration work on its Doran property since it is the 65% unencumbered owner of the Doran property. However, the Company will need to raise funds to finance its ongoing general and administrative costs and for the exploration work on its property in Brazil.

1.7      Capital Resources

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin extracting, processing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. The Company must raise sufficient capital to fulfill its obligation on the Pires project. The Company requires financial resources to fund its ongoing costs of operations.

Entourage has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. The Company has also received additional funds pursuant to property option receipts. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placements. The Company may also seek short-term loans from directors of the Company.

1.8      Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9      Transactions with Related Parties

Amounts payable to related parties at September 30, 2010 of $50,281 (December 31, 2009 - $91,066) is to directors, former directors, officer and a company controlled by an officer.

During the period ended September 30, 2010, the Company incurred $54,000 (2009 – $58,500) for management fees to directors and a company controlled by an officer of the Company.

During the period ended September 30, 2010, the Company received $25,000 from a company with directors and an officer in common. The loan accrued interest at 12% and is payable on demand. During the period ended September 30, 2010, the Company repaid the principle and interest of $1,422 (2009 – Nil).

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

1.10      Third Quarter

Third quarter results do not differ significantly from other quarters.

1.11      Proposed Transactions

There are no pending transactions to report

1.12      Critical Accounting Estimates

This section is not applicable, as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13      Changes in Accounting Policies including Initial Adoption

Recently adopted accounting policies:

On October 1, 2009, the Company adopted the changes issued by the FASB to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”). These changes establish the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s consolidated financial statements.

On June, 2009, the Company adopted the changes issued by FASB ASC topic 855 to Subsequent Events. ASC 855 establishes authoritative accounting and disclosure guidance for recognized and non-recognized subsequent events that occur after the balance sheet date but before financial statements are issued. ASC 855 also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of the changes to ASC 855 had no impact on the Company’s consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company are accounted for the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1) The date at which a commitment for performance by the counter party to earn the equity instruments is established; or

(2) The date at which the counter party’s performance is complete.

Basic and Diluted Loss Per Share:

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Because the effect of conversion of the Company’s dilutive securities is anti-dilutive, diluted loss per share is the same as basic loss per share for the periods presented.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. All losses accumulated since inception, have been considered as part of the Company’s exploration activities.

1.14      Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15      Other MD & A Requirements

Disclosure of Outstanding Share Capital

	Number		Contributed
	of Shares	Amount	Surplus

Authorized
Unlimited common shares, without par value

Issued
Balance, December 31, 2009	7,738,693	$13,107,970	$3,263,866
Issued for private placement	1,613,162	254,082	-
Issued for mineral properties	150,000	62,260	-
Warrants exercised	771,248	159,620	-

Balance, September 30, 2010 and November 25, 2010	10,273,103	$13,583,932	$3,263,866

Effective March 6, 2009 the Company's completed a reverse split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; during the period ended December 31, 2009, shareholders of the Company approved the change of its authorized share capital to unlimited; during the period ended September 30, 2010, the Company increased its authorized share capital to unlimited.

During the period ended September 30, 2010, the Company closed a private placement of 1,613,162 units (at a price of US$0.15 per unit) for proceeds of $254,082. Each unit consisted of one common share and one share purchase warrant exercisable on or before February 18, 2011 at a price of US$0.25 per share.

During the period ended September 30, 2010 the Company issued 150,000 shares to the optionor of the Pires property at a deemed price of US$0.395 per share.

During the period ended September 30, 2010, 771,248 shares were issued pursuant to the exercise of warrants at US$0.20 per share for proceeds of $159,620.

Warrants

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance December 31, 2009	3,684,500	U.S. $0.20	0.45
Exercised during the period	(771,248)	U.S. $0.20	-
Expired during the period	(2,913,252)	U.S. $0.20	-
Issued during the period	1,613,162	U.S. $0.25	0.64
Balance September 30, 2010 and November 25, 2010	1,613,162	U.S. $0.25	0.64

On February 18, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US$0.25 per share were issued. Each warrant is exchangeable for one common share and expires on February 18, 2011.

Stock Options

Activity under the Stock Option Plan is summarized as follows:

		Weighted Average
		Exercise Price	Weighted
	Options	(U.S. $)	Average
	Outstanding		Life
Balance, December 31, 2009	720,000	0.35	4.60
Balance September 30, 2010 and November 25, 2010	720,000	0.35	4.10

During the period ended September 30, 2010 and November 25, 2010, no stock options were granted, repriced or exercised.

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. James A. Turner, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Entourage Mining Ltd.

“Gregory F. Kennedy”

Gregory F. Kennedy
President and Director
November 25, 2010